Secretary of State

State of Nevada

Corporate Charter

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that ADAMAS VENTURES INC., did on January 31, 2014, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of the said State of Nevada.

IN WHITNESS WHEREOF, I have hereunto set me

hand and affixed the Great Seal of State, at my

office on February 3, 2014.

/s/ Ross Miller

ROSS MILLER

Secretary of State

Certified by: G Ramos

Certificate Number: C20140131-4587

You may verify this certificate

online at http://www.nvsos.gov/